United States securities and exchange commission logo





                              December 13, 2022

       Mark Locke
       Chief Executive Officer and Director
       Genius Sports Ltd
       9th Floor, 10 Bloomsbury Way
       London, WC1A 2SL

                                                        Re: Genius Sports Ltd
                                                            Registration
Statement on Form F-4
                                                            Filed November 18,
2022
                                                            File No. 333-268457

       Dear Mark Locke:

              We have limited our review of your registration statement to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Registration Statement on Form F-4 Filed November 18, 2022

       General

   1. Please ensure that this registration statement is updated as necessary in accordance with comments you receive
regarding, and changes you make to, your Schedule TO-I (File
                                                        No. 005-93523).
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Mark Locke
Genius Sports Ltd
December 13, 2022
Page 2

       Please contact Taylor Beech at 202-551-4515 or Lilyanna Peyser at 202-551-3222 with any questions.



                                                         Sincerely,
FirstName LastNameMark Locke
                                                         Division of
Corporation Finance
Comapany NameGenius Sports Ltd
                                                         Office of Trade &
Services
December 13, 2022 Page 2
cc:        Ross Leff, Esq.
FirstName LastName